The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

1 Lincoln Street, Floor 8

SFC0805

Boston, MA 02111

December 28, 2022

VIA ELECTRONIC TRANSMISSION

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Glenmede Fund, Inc. (the “Registrant”)
Registration Nos. 33-22884 and 811-05577

Ladies and Gentlemen:

Transmitted herewith on behalf of the Registrant is Post-Effective Amendment No. 113 to the Registrant’s Registration Statement on Form N-1A. This filing, made under Rule 485(a)(1), contains the Prospectus and Statement of Additional Information for an existing series of The Glenmede Fund, Inc., the High Yield Municipal Portfolio, and revises certain disclosures related to the High Yield Municipal Portfolio.

The purpose of the filing is to provide updated disclosure related to a sub-adviser change and investment strategy change, among other disclosure updates, for the High Yield Municipal Portfolio.

Please contact the undersigned at (617) 285-4403 in connection with any questions or comments regarding this filing.

Very truly yours,

/s/ Daniel Bulger
Daniel Bulger
Assistant Secretary

Enclosures